UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

Advantus Series Fund, Inc., a Minnesota corporation (the “Predecessor Registrant”) hereby amends its original Notification of Registration on Form N-8A, filed on April 12, 1985 (File No. 811-04279), for the purpose of reflecting the adoption and succession by Securian Funds Trust, a Delaware statutory trust (the “Registrant”), of the Predecessor Registrant’s registration under Section 8(a) of the Investment Company Act of 1940, as amended, effective May 1, 2012 simultaneously with the closing of a reorganization transaction between the Predecessor Registrant and the Registrant. In connection with such amended notification of registration, the Registrant submits the following information:

Securian Funds Trust

400 North Robert Street, St. Paul, MN 55101

(Address of principal business offices, including zip code)

(651) 665-3500

(telephone number, including area code)

Name and address of agent for service of process:

David M. Kuplic

400 North Robert Street

St. Paul, MN 55101

Copy to:

Michael J. Radmer

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, MN 55402

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

In connection with a reorganization changing domicile from Minnesota to Delaware, the Registrant, Securian Funds Trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of Advantus Series Fund, Inc. (File Nos. 002-96990 and 811-04279), under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, and pursuant to Rule 414 of the Securities Act of 1933, as amended, and the Registrant expressly adopted the Registration Statement of the Predecessor Registrant as its own Registration Statement for all purposes of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended. This amendment is effective May 1, 2012 simultaneously with the closing of the reorganization transaction between the Predecessor Registrant and the Registrant.

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this amended notification of registration to be duly signed on its behalf of the city of St. Paul and State of Minnesota on the 1st day of May, 2012.

SECURIAN FUNDS TRUST

		By:	/s/ David M. Kuplic
		Name:	David M. Kuplic
		Title:	President

Attest:	/s/ Michael Radmer
Name:	Michael Radmer
Title:	Secretary